Exhibit 99.1

DoubleDown Interactive Sets Fourth Quarter and Full Year 2022

Earnings Call for Tuesday, February 7 at 5:00 p.m. ET

SEATTLE, WASHINGTON – January 24, 2023 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, will hold a conference call on Tuesday, February 7, 2023 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results for the fourth quarter and full year ended December 31, 2022. Financial results will be issued in a press release prior to the call.

DoubleDown management will host a presentation, followed by a question-and-answer period.

To access the call, please use the following link: DoubleDown Fourth Quarter and Full Year 2022 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Fourth Quarter and Full Year 2022 Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com